KAL Energy, Inc.
World Trade Center 14th Floor
Jl. Jenderal Sudirman Kav. 29-31
Jakarta, Indonesia 12920

June 12, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:
Confirmation of extension of time to respond to Securities and Exchange Commission Staff comment letter dated June 2, 2009, regarding KAL Energy, Inc. Form 10-KSB/A for the fiscal year ended May 31, 2008 filed May 8, 2009; Form 10-Q for the fiscal quarter ended February 28, 2009 filed April 20, 2009; and Response Letter Dated May 7, 2009;  File No. 333-97201.

Ladies and Gentlemen:

KAL Energy, Inc. (the “Company”) will respond to the comments of the Staff of the Securities and Exchange Commission by June 30, 2009.  To the extent updates to this timeline are required, the Company will coordinate with the Staff accordingly.

If you have any questions regarding this confirmation or require additional information, please do not hesitate to contact our U.S. special counsel, Theodore M. Grannatt, Esq. at (617) 449-6500.

Sincerely,

KAL ENERGY, INC.

By:	/s/ William Bloking
William Bloking
Chairman and Chief Executive Officer

cc:	Andrew Caminschi, Chief Financial Officer
Theodore M. Grannatt Esq.